PharmaCyte Biotech, Inc.

23046 Avenida de la Carlota,

Suite 600,

Laguna Hills, CA 92653

April 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	PharmaCyte Biotech, Inc.

Registration Statement on Form S-3

Filed April 5, 2021

File No. 333-255044

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PharmaCyte Biotech, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-255044) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 PM, eastern time, on April 14, 2021, or as soon as practicable thereafter.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. of Troutman Pepper Hamilton Sanders LLP at (212) 808-2711.

pharmacyte biotech, Inc.

By: /s/ Kenneth L. Waggoner

Name: Kenneth L. Waggoner

Title: Chief Executive Officer